Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333- August 12, 2025 VISION MARINE TECHNOLOGIES - VMAR NASDAQ LISTED 1 BUILDING THE GATEWAY TO THE FUTURE OF BOATING A SCALABLE, MULTI-CHANNEL MARINE PLATFORM

2 Forward-Looking Statements This presentation contains forward-looking statements within the meaning of applicable securities laws. For-ward-looking statements are typically identified by words such as “anticipate,” “believe,” “expect,” “estimate,” “intend,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “will,” and similar expressions, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limit-ed to, statements regarding revenue projections, profitability, growth strategies, market size and adoption rates, strategic partnerships, expansion plans, and other anticipated future results or developments. Forward-looking statements are based on management’s current expectations, estimates, assumptions, and projections about the business and industry, which are inherently subject to risks and uncertainties. Actual re-sults could differ materially from those anticipated in such forward-looking statements due to various factors, in-cluding but not limited to market conditions, customer adoption, operational execution, regulatory developments, competition, and economic factors. Readers are cautioned not to place undue reliance on forward-looking statements, which are made only as of the date of this presentation. Vision Marine Technologies Inc. and Nautical Ventures Group disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law. Certain market and industry data included in this presentation are based on public sources believed to be reliable or derived from internal analyses, which, while believed to be reasonable, have not been independently verified.

3 Free Writing Prospectus This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a regis-tration statement (including a prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673. This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.

4 Vision Marine Technology Platform Now Matched With Award Winning Market Access 1 miasf.com • Integration expertise 24+ boats which covers 80% Of Nautical Ventures’ boat platform in inventory • Established strategic relationships with major OEMs including white labelling licensing • Proprietary electric powertrain technology • Growing manufacturer agreement portfolio • CAD $9.7 million in inventory and deposits to suppliers ready for sale as of May 31, 2025 • Growing patent pending electric technology portfolio • Electric boat rental operations with over 70,000 rentals to date • 2024 Winner of the Boating Industry Top 100 Boat Dealerships • Revenue grew at a more than 22% CAGR over the last 5 years to approximately USD $100 million in 2024. • USD $66.4M in inventory at March 31, 2025 • 9 locations, 50,000+ client database • Exclusive waterfront assets and high-impact marketing • Accelerated access to consumers across the gulf and atlantic coasts • Option to purchase real estate with over USD $11 million in equity 2 3 position 2 Real estate valuation is based on an independent valuation analysis. Nautical Ventures currently leases these properties, and Vision Marine Technologies holds the right to acquire them through the issuance of a convertible note. and common shares. 3 The figure is based on asking price for the property.

5 Nautical Ventures serves as the commercial foundation of the platform. With over USD $100 million in annual sales in 2020 to 2023, nine Florida-based locations, and a customer database exceeding 50,000, it is recognized as a prominent retail player in the U.S. boating industry. The company op-erates two waterfront dealerships and a managed marina, providing access to high-traffic sales environments. Nautical Ventures contributes tangible assets to Vision Marine Technologies through its real estate holdings and established presence with consumers across Florida. Its relationships with leading OEMs and experience in rentals and financing further enhance its role as a valuable commercial channel. Nautical Ventures: Strategic Location Ownership Strong Brand Presence 9 Locations NAUTICAL VENTURES GROUP OWNED PROPERTIES Robust Installations 1400 S. Federal Hwy, Fort Lauderdale, FL 33316 USD $10,100,000 VALUE 1 1925 US HWY 19, Holiday, FL 34691 USD $3,800,000 VALUE 1 3359 SW 42nd Ave, Palm City, FL, 34990 USD $ 1,050,000 VALUE 1 1440 S. Federal Hwy, Fort Lauderdale, FL 33316 USD $3,800,000 VALUE 2 TAMPA BAY PALM CITY FORT LAUDERDALE FORT LAUDERDALE Winner 2024 1 Real estate valuation (USD) is based on an independent valuation analysis. Nautical Ventures currently leases these properties, and Vision Marine Technologies holds the right to acquire them through the issuance of a convertible note. and common shares. 2 The figure is based on asking price (USD) for the property.

6 700 Myrick St Suite D 8050 N Tamiami Trail, Sarasota, FL 34243 139 Shore court, North Palm Beach, FL 33408 4470 Anglers Ave, Ft. Lauderdale, FL 33312 139 Shore court, North Palm Beach, FL 33408 PENSACOLA SARASOTA PALM BEACH FORT LAUDERDALE MARINA PALM BEACH YACHT TOYS An Acquisition of a US East Coast Retail Powerhouse Award-Winning Retail Network Winner 2024

Vision Marine: Technology Innovator

A Proven Powerfull Electric Propulsion Solution on the Water

Vision Marine Technologies' E-Motion™ electric outboard is the first certified 180 HP continuous propulsion system in the marine industry, already integrated into over 24 different OEM boat platforms. The company's engineering team, operating since 2021, now expands its commercial footprint by embedding directly into Nautical Ventures' infrastructure. With intellectual property protection and a growing OEM pipeline.



E MOTION

ELECTRIC POWERTRAIN TECHNOLOGY™



ELECTRIC

McLAREN Engineering | LINAMAR Power to Perform | OCTILLION™

Proprietary and Patent-Pending Advanced Electric Marine Powertrain Technology

- Third-Party Validated, Industrialized Production Technology
- Extensively Tested for Performance and Reliability

Industrial Production Ready High Voltage Electric Powertrain

- Supply Chain in place
- Linamar certification is now complete

CAD $8 million in Inventory[1] On-Hand Ready To Be Integrated In Boats

Proprietary Technology Portfolio with 12 Patents Pending

[1] Includes inventory and supplier deposits at May 31, 2025

VISION MARINE TECHNOLOGIES

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Protecting Our Proprietary Technologies

E MOTION™
ELECTRIC POWERTRAIN TECHNOLOGY

To date, Vision has filed 12 out of a planned 24 patents

Strategic patent filing for key components essential for electric HV marine propulsion.

1. Cryptographic Authentication Of Components In An Electric Vessel -4/24/24
2. Controlling A Cooling System Water Intake Pump Of An Electric Marine Vessel- 4/30/24
3. Implementing A Torque Fuse In An Electric Marine Propulsion System - 5/6/24
4. Battery Pack For An Electric Marine Vessel- 5/15/24
5. Responding To Detecting An Error Associated With One Or More Powertrain Components Of An Electric Vessel - 5/31/24
6. Authenticating Powertrain Components Of An Electric Vessel By A Battery Management Controller - 1/13/25
7. Enhancing Safety In An Electric Marine Vessel Using Independent Fault Detection Loops In A Power Distribution Unit For An Electric Marine Vessel - 1/27/25
8. Distributed Control System Architecture Architecture For An Electric Marine Vessel - 2/6/25
9. Outboard Power Control Unit For Controlling An Electric Motor Of An Outboard Engine - 2/24/25
10. Adaptive Control Of A Water Pump In A Marine Propulsion System - 3/10/25
11. Establishing Secure Communication Between An Interface Device And Control Systems Of An Electric Marine Vessel - 4/8/25
12. Overload Protection For A Cooling Pump Motor In An Electric Marine Vessel - 5/7/25



Charges Anywhere | Regular Shore Power Compatible 120/240V

+180 HP | Unparalleled Performance

8

HV Powertrain Integration Expertise 24 Integrations - Across 12 Boat Brands PONTOONS - CATAMARAN - CENTERCONSOLE - BOWRIDERS HELLKAT POWERBOATS 9

10 BRANDS CARRIED BY The E-Motion™ Marine Powertrain Technology can be integrated into approximately 80% of the boats brands Nautical Ventures currently carries. The tender market—where Nautical Ventures is a prominent Florida distributor—and the fast-growing leisure pontoon segment offer prime platforms for Vision Marine’s E-Motion™ 180 HP high-voltage electric powertrain, combining ideal vessel fit with strong sales channels. ™ A Strong Strategic and Operational Match

11 Nautical Ventures grew its revenues in excess of 22% CAGR over the last five years. The addition of Vision Marine’s E-Motion™ inventory and integration capability are opportunities to diversify revenue streams and expand margins. With additional electric offerings, recurring services, and value-added financing, the combined entity is focused on growing revenues, margins and achieving sus-tainable cash flows. Sales Cost of sales Gross profit Total operating costs Income (loss) from operations Net income (loss) Cash and short-term investments Working capital Total assets Total liabilities Shareholders’ equity Pro-forma condensed combined financial results in Canadian Dollars (Unaudited) Select pro-forma combined balance sheet data in Canadian Dollars (Unaudited) For the 9-month period ended May 31, 2025 93,430,338 77,083,721 16,346,617 34,332,152 (17,985,535) (14,905,804) As of May 31, 2025 8,123,637 28,288,100 134,394,699 108,576,238 25,818,461 For The Fiscal Year Ended August 31, 2024 153,460,524 117,997,138 35,463,386 46,010,045 (10,546,659) (10,159,281) Financial Snapshot Combined Revenue Pro-Forma revenue for the year ended Aug. 31, 2024 CAD $153M Combined Inventory Includes Inventory and Supplier Deposits at May 31, 2025 CAD $101.1M

Capitalization Structure

As of August 1, 2025

Common Shares and Pre-funded Warrants[1]	1,157,185
Convertible Note note to former NVG shareholders (USD$4 M Convertible at USD $8.624 per share)	463,822
Options (WAEP: US $ 885.51)	2,360
Warrants (WAEP: US $ 33.75)	265,184
Fully Diluted Common Shares	**1,888,551**
Contingent Common Shares Issuable[2 3 4]	505,102
Fully Dilluted Common Shares With Contingent Issuances	**2,393,653**

[1] 1,157,137 Common shares currently outstanding and 48 common shares issuable upon exercise of pre-funded warrants.

[2] 250,000 Unregistered Vision Marine common shares are pending issuance upon NYS court approval of the litigation settlement with series a investors (expected August, 2025).

[3] Up to 255,102 Vision Marine common shares may be issued to the former shareholders of Nautical Ventures, contingent upon full satisfaction of the conditions related to the NVG real estate acquisition.

[4] Excludes shares underlying (i) USD $2 million in convertible notes that may be issued upon the exercise of options to acquire entities owning real estate and (ii) USD $2 million in convertible notes that may be issued upon settlement of claims (with each note convertible at USD $8.624)

Highlights (in USD)

- **$5.7 million market cap (basic) as of August 8, 2025**
- **USD $4 million convertible notes[4], convertible at a fixed price of USD $8.624, held by former owners of Nautical Ventures. Roger Moore has joined Nautical Ventures as Chief Revenue Officer.**
- **USD $1.25 million in long term debt as of May 31, 2025**
- **Combined Inventory of CAD $101.1 million and floor plan loans of USD $43.9 million as of May 31, 2025**
- **Option to acquire real estate with an estimate USD $11 million in equity value net of mortages[5]**
- **CAD $25.8 million shareholder's equity [6], excluding option to acquire real estate**

[5] Real estate valuation (USD) is based on an independent valuation analysis. Nautical Ventures currently leases these properties, and Vision Marine Technologies holds the right to acquire them through the issuance of a convertible note. and common shares.

6 Amounts reflect the pro-forma combined financial statements as of May 31, 2025, as reported in our filing on EDGAR.

VISION MARINE TECHNOLOGIES

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13 Recurring Revenue Growth Levers Expand Aftersales And Maintenance Programs to All Boat Sales. Offer E-Motion™ 180E : EV Installalation and Maintenance Services Financing And Insurance Embedded At Point Of Sale Service infrastructure is already operational. Work is underway to structure new consumer-facing maintenance and subscription programs, supported by dedicated marketing efforts. With inventory on hand, Vision intends to deploy electric-ready service bays across key locations to support installation, diagnostics, and repairs for both Vision Marine systems and third-party electric platforms. Vision Marine is now offering financing and insurance services at point of sale, with tailored packages available through Nautical Ventures’ retail locations. Leveraging Our Newly Created Vertically Integrated Potential

14 • Drive margin improvement through services, F&I offerings, and operational integration • Expand OEM and white-label integrations to scale E-Motion™ deployments across multiple brands • Pursue strategic and opportunistic acquisitions to accelerate growth and broaden market reach • Geographic expansion of dealerships • Complementary and diversified revenue streams including marinas, boat storage, financing. Strategic Focus and Growth Opportunites Uniquely Positioned: Dominant In ICE Sales Today, And Prepared To Capitalize On Electric Growth Tomorrow.

15 VISION Investor Relations Bruce Nurse (303) 919-2913 bn@v-mti.com Website investors.visionmarinetechnologies.com

16 APPENDIX In 2023, Vision Marine Technologies reached a speed of 116 MPH at the Lake of the Ozarks Shootout, setting a new benchmark for electric boat performance. ™

Technology Integration Pushing the Limits of Electric Speed Performance. Can’t Stop, Won’t Stop | E-Motion™ offers a powerful turnkey technology to manufacturers. Over the years, we have demonstrated its effectiveness to thousands of boating enthusiasts. 2019 30 MPH 49 MPH 109 MPH BRUCE 22 HELLKAT 116 MPH S2 VOLT 180 2021 2022 2023 ™ Now available on Youtube 17